Exhibit 99.1

Eltek Ltd.
20 Ben Zion Galis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 27, 2015

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (the “Company”) to be held at the Company's offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 27, 2015 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Ms. Yodfat Harel Buchris as an external director for a three-year term;

3.	To ratify and approve the employment and the terms of employment of Ms. Revital Cohen-Tzemach as an assistant to the Chief Executive Officer;

4.	To ratify and approve the general engagement terms, processes and restrictions of an Imported PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement;

5.	To ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a PCB Purchase Procedure with Nistec Ltd.;

6.
To ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a Soldering and Assembly Services Procedure with Nistec Ltd.;

7.
To ratify and approve the general engagement terms, procedures and restrictions under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.
To approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders; and

9.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2014.

The Board of Directors has fixed the close of business on September 21, 2015 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Items 1 and 8 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Item 2 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. Interest not resulting from ties to the Controlling shareholder, as defined below, is not considered a Personal Interest.

Items 3, 4, 5, 6, and 7 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval  requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three years.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. For item 2, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a Controlling shareholder, and as for items 3, 4, 5, 6 and 7, any person holding twenty five percent (25%), or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 described in Item 9 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

Eltek Ltd.
20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 27, 2015

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.6 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek" or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 27, 2015 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Ms. Yodfat Harel Buchris as an external director for a three-year term;

3.	To ratify and approve the employment and the terms of employment of Ms. Revital Cohen-Tzemach as assistant to the Chief Executive Officer;

4.	To ratify and approve the general engagement terms, processes and restrictions of an Imported PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement;

5.	To ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a PCB Purchase Procedure with Nistec Ltd.;

6.
To ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a Soldering and Assembly Services Procedure with Nistec Ltd.;

7.
To ratify and approve the general engagement  terms, procedures and restrictions under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.
To approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders; and

9.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2014.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 24, 2015. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 21, 2015 are entitled to notice of and to vote at the Meeting. The Company had 10,142,762 Ordinary Shares issued and outstanding on August 31, 2015, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1 and 8 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. Interest not resulting from ties to the Controlling shareholder, as defined below, is not considered a Personal Interest.

Items 3, 4, 5, 6, and 7 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable and (ii) the Board of Directors. Shareholder approval  requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the controlling shareholder or in which a controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three years.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  For item 2, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for items 3, 4, 5, 6 and 7, any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 described in Item 9 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

The following table sets forth, as of August 31, 2015, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,142,762 shares outstanding as of August 31, 2015.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Yitzhak Nissan(2)	5,122,095	50.5%
Nistec Ltd. (2)	5,122,095	50.5%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Nistec Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec.

II.	COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2014:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 19 persons)	$2.7 Million (1)(2)(3)	$221,000

(1)	The compensation amount does not include $530,000 recorded as a provision in respect of future settlements with officers whose employment terms ended in 2014.
(2)
During the year ended December 31, 2014, we paid each of our directors an annual fee of $13,894 and an attendance fee of $634 per meeting.  These fees are included in the above amount (amounts denominated in NIS were converted into U.S. dollars at the rate of 3.5612 (the average exchange rate in 2014).

(3)	The salaries amount includes car expenses and other benefits that we provide to certain of our executive officers.

We do not have written agreements with any director providing for benefits upon the termination of his or her tenure with our company.

The following table summarizes the compensation received by our five most highly compensated executive officers during, or with respect to, the year ended December 31, 2014:

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity-based	Total compensation
Yitzhak Nissan	Chief Executive Officer	50.5%	303,271				303,271
Arieh Reichart	Former CEO	-	252,609	102,252	-	-	358,321
James Barry	President of Eltek USA Inc.	-	211,234	28,777	-	-	238,459
Shay Shahar	Former Vice President, Marketing and Sales	-	179,586	54,698	-	-	234,284
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	166,670	65,890	-	-	232,560

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of 3.5612 (the average exchange rate in 2014).
(2)	Benefits include car related expenses, managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.

III.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of five directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer will be nominated for reelection. These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall not be less than three nor more than nine, until otherwise prescribed by a resolution of the shareholders.

The Israeli Companies Law 1999-5759 (the "Companies Law") provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

         Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan (1)	66	Chairman of the Board of Directors and Chief Executive Officer
Mordechai Marmorstein	68	Director
Gavriel David Meron	62	Director
David Rubner	75	Director
Erez Meltzer	58	Director

(1) Mr. Yitzhak Nissan is the beneficial owner of 5,122,095 Ordinary Shares through a wholly owned company, Nistec Ltd.

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee. As of October 2014, Mr. Nissan serves also as our Chief Executive Officer.Mr. Nissan is the founder of Nistec Group and has served as its Chief Executive Officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan has a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since November 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron has served on our Board of Directors since November 2013. Mr. Meron currently serves as the chairman and the chief executive officer of Hygieacare Inc., and provides managerial services to numerous companies as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006. Mr. Meron was the founder, president and Chief Executive Officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as s a director since 2009 and served as the Chairman of our Board of Directors from 2011 to 2013. .  Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the chairman of MIS Implants Technologies Ltd.  Mr. Meltzer also serves as a director of Ericom Software Ltd.  From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	ELECTION OF AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; or (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and sibling or parent or child of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms, or more, in the event the external director is determined by the Audit Committee and the Board of Directors to have particular expertise and contribution to the company.

All of the external directors of a company must be members of its Audit and Compensation Committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the Board of Directors must include at least one external director.

Pursuant to the Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

As required under Israeli law, the Company has had two external directors, Mr. Gad Dovev and Ms. Ophira Rosolio-Aharonson. Mr. Dovev was elected to serve as an external director at our 2014 annual general meeting of shareholders for a three-year term. Ms. Rosolio-Aharonson's current term as an external director expires on December 30, 2015. Subject to shareholder approval, Ms. Buchris’ first term as an External Director shall commence on December 31, 2015.

A brief biography of Ms. Harel Buchris is set forth below:

Ms. Yodfat Harel Buchris (43) has since 2014 served as an Employer Representative in Israel’s National Labor Court. Since October 2013, Ms. Harel Buchris is a partner at YP Partners, a private consulting and investment banking company. From 2006 to September 2013, Ms. Harel Buchris served as the Managing Director of Tamares Capital Ltd. From 2004 to 2006, Ms. Harel Buchris served as Corporate Director of Orbotech Ltd.  From 1994 to 2003, Ms. Harel Buchris served as a Managing Director in Harel-Hertz Investment House Ltd. Ms. Harel Buchris serves as a member of the Board of Directors of Protalix Biotherapeutics Inc., and has served as a member of the Board of Directors of British Israel LTD, El Al Airlines, Halman - Aldubi Provident Funds Ltd., BioView Ltd., Advance Vision Technologies AVT, and Mapal Plastic Products Israel. Ms. Harel Buchris holds a B.A. degree in Communication and Political Sciences from Bar-Ilan University, and an MBA degree from Bradford University, U.K.

The Companies Law provides that a nominee for the position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Ms. Buchris has declared to the Company that she complies with the qualifications for appointment as an external director and that she intends to serve as an external director if elected.

Ms. Buchris shall be entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with her service.

The Board of Directors has determined that Ms. Harel Buchris meets the legal requirements for an external director and has professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Ms. Harel Buchris as an external director to the Company's Board of Directors, for a period of three years commencing on December 31, 2015.”

Vote Required

The approval of this Item No. 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. For this Item, a personal interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

3.             APPROVAL AND RATIFICATION OF THE EMPLOYMENT AND THE TERMS OF EMPLOYMENT OF MS. COHEN-TZEMACH AS AN ASSISTANT TO THE CHIEF EXECUTIVE OFFICER

Ms. Cohen-Tzemach, the daughter of our Chairman, Chief Executive Officer and controlling shareholder, Mr. Yizthak Nissan, has been employed by the Company since March 1, 2015 as a trainee in the Chief Executive Officer's Office .  During the training period, Ms. Cohen-Tzemach received a monthly salary of NIS 9,200.

On April 1, 2015, the Compensation Committee and the Board of Directors approved the employment of Ms. Cohen-Tzemach as a trainee pursuant to the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5780-2000. The Board further approved, subject to the approval of the shareholders of the Company, the appointment of Ms. Cohen-Tzemach, as an assistant to the Chief Executive Officer, commencing November 1, 2015. Unless extended, Ms. Cohen-Tzemach's employment will terminate on February 28, 2018.

Ms. Cohen-Tzemach will receive a monthly salary of NIS 12,000. In addition, the Company will make standard contributions towards pension (5%-6%), severance pay (8.33%) and disability insurance (up to 2.5%), as well as a contributions of 7.5% of the amount of the salary to Ms. Cohen-Tzemach's “professional advancement” fund. Subject to her continued employment, commencing January 1, 2017, Ms. Cohen-Tzemach will be entitled to a Company car including all associated expenses. Ms. Cohen-Tzemach may be granted bonuses, provided that such bonuses are granted to all the employees of the Company who are not officeholders, regardless of their identity, and in equal ratios. Ms. Cohen-Tzemach will be entitled to 15 vacation days per annum.

From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry from Bar-Ilan Univesity.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve the employment of Ms. Revital Cohen-Tzemach as assistant to the Chief Executive Officer, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item No. 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

4.             APPROVAL OF AN IMPORTED PCB PURCHASE PROCEDURE WITH NISTEC

The Company wishes to enter into an Imported PCB Purchase Procedure with Nistec Ltd., its Controlling Shareholder (the "Imported PCB Purchase Procedure" and "Nistec", respectively) in order to increase its imported Printed Circuit Boards ("PCB") activities for re-sale. The Company believes that Nistec has the know-how, experience and connections with East-Asian suppliers of PCBs. In addition, the Company believes that Nistec will be able to provide the Company with better payment terms and conditions and lower prices.

Under the Imported PCB Purchase Procedure, the Company may request from Nistec, which has know-how, experience and connections with East-Asian suppliers of PCBs, and from at least one other supplier a quote for any PCBs to be imported by the Company from East-Asia. Nistec's quote will be based on its costs (the "Nistec Cost"), plus 8% commission and shipping charges (the "Nistec Quote"). If the Company receives a lower quote from another supplier, then it will not place the order with Nistec. In the event that within 24 hours from the Company's request for a PCB quote from the other supplier(s) no such quote is provided, or the quote provided is higher than the Nistec Quote, then the Company may accept the Nistec Quote, provided that the sale price to the costumer of the Company (the "Customer Price") exceeds the Nistec Quote and reflects a markup of at least 20% over the Nistec Cost (the "Target Price"). Notwithstanding the above, if the Customer's Price is lower than the Target Price, Nistec will apply a discount to the Nistec Quote at a rate equal to the discount to the Target Price reflected in the Customer Price. The PCBs shall be warranted by their supplier, and Nistec shall have no liability for the PCBs or their delivery schedule.

The Board of Directors determined that the total annual purchases from Nistec under the Imported PCB Purchase Procedure will not exceed 35% of the Company's sales in each calendar year. This procedure will be effective for three (3) years from the date of its approval by the shareholders of the Company. Nistec has agreed to sign a non-disclosure and non-compete agreement with the Company, pursuant to which Nistec will not to compete with the Company for a period of five (5) years.

The Company's Audit Committee approved the Imported PCB Purchase Procedure with Nistec, and it shall annually review the Company's compliance with the procedures and guidelines.

The Board has determined that the engagement terms, procedures and restrictions of the Imported PCB Purchase Procedure with Nistec were established in good faith and are similar to those employed in arm's length transactions with third parties.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement,  of the Imported PCB Purchase Procedure with Nistec Ltd.”

Vote Required

The approval of this Item No. 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent  (2%) of the outstanding voting power in the company.

5.             APPROVAL OF PCB PURCHASE PROCEDURE WITH NISTEC

Nistec, the Controlling Shareholder of the Company, is interested in purchasing PCBs from the Company. The Board of Directors of the Company proposed that the Company enter into a PCB Purchase Procedure under the following general terms (the "PCB Purchase Procedure"):

•	Nistec may purchase PCBs from the Company solelyto provide assembled boards to its customers and not for re-sale.
•	Nistec will request from the Company a quote for a specific PCB, listing the required supply time and volume.
•	Eltek's quote will be based on its standard price list, and may be subject to a discount of up to 10%.
•
The quote will include reference to increased prices to account for factors such as short lead time and quick turn around, and will set minimum order thresholds, all in accordance with Eltek's standard price list.

•
Alternatively, the Company may issue a quote based on a quote of a comparable independent PCB supplier with comparable technological capanilities, if such quote is provided by Nistec (the "Alternative Quote"). Eltek's quote shall include all ancillary costs such as shipping and customs. The Company may issue a quote based on the Alternative Quote only if it reflects a gross margin of at least 65% (selling price less the cost of raw material).

The same procedure, except for the Alternative Quote mechanism, would apply to purchases by Nistec from the Company's German subsidiary, Kubatronik Leiterplatten GmbH.

In the event that the Alternative Quote is made by a supplier that has already designed tooling for the specific circuits ordered by Nistec , the Company may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with the Company's customary terms and conditions for orders received from unrelated third-parties. The Company's decision to absorb such tooling costs will be made by its Deputy Chief Executive Officer. In the eventthat the Company is requested to compensate Nistec for faulty PCBs, such  compensation shall require the pre-approval of the Audit Committee of the Company.

Mr. Nissan, our controlling shareholder and Chief Executive Officer of Nistec, or any of his relatives, may not be involved in the process of issuing a quote by Eltek to Nistec or in any post sale discussions such as with respect to warranties or indemnification for faulty products.

The Board of Directors of the Company has determined that no indivdual PCB sale transaction with Nistec under the PCB Purchase Procedure may exceed 1% of annual sales, and that the aggregate amount of sales to Nistec under the PCB Purchase Procedure shall not exceed 10% of Eltek's  annual sales. The term of the PCB Purchase Procedure will be for three (3) years from the date of its approval by the shareholders of the Company.

The Company's Audit Committee approved the PCB Purchase Procedure with Nistec, and it shall annually review the Company's compliance with the aforementioned procedures.

The Board has determined that the aforementioned general engagement terms, procedures and restrictions of the PCB Purchase Procedure with Nistec Ltd. were established in good faith, are similar to those employed in arm's length transactions and that expected profit level is reasonable and acceptable within the Company's activities. It was further determined that the engagement with Nistec should not impair the Company's ability to sell to third parties.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement,  of the PCB Purchase Procedure with Nistec Ltd.”

Vote Required

The approval of this Item No. 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two (2%) percent of the outstanding voting power in the company.

6.             APPROVAL OF A SOLDERING AND ASSEMBLY SERVICES PROCEDURE WITH NISTEC

The Company wishes to enter into a Soldering and Assembly Services Procedure with Nistec, its Controlling Shareholder, (the "Soldering and Assembly Services Procedure") as set forth below:

•
In the event that the Company requires soldering services and/or Purchasing Services, it may request Nistec to provide it with a quote for such services. "Purchasing Services" shall mean ordering soldering materials or components on behalf of Eltek by Nistec.

•	Nistec's pricing for its soldering services will be its standard price list (the "Price List"), less a 5% discount.
•
Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a 14.25% commission, which reflect a 5% discount, as compared to the commission charged to third parties by Nistec for similar services.

•
Prices of services not included in the Price List will be negotiated in good faith (without participation of Mr. Nissan, our controlling shareholder and CEO, or any of his relatives). The Company's purchases of these services may not exceed NIS 3,000 per month.

Nistec standard procedures will govern manufacturer warranties and restrictions regarding defected assembled products.

The Board of Directors of the Company has determined that the aggregate costs of services provided by Nistec under the Soldering and Assembly Services Procedure will not exceed NIS 100,000 per annum. This procedure will be effective for three (3) years from its approval by the shareholders of the Company.

The Company's Audit Committee approved the Soldering and Assembly Services Procedure with Nistec, and it shall annually review the Company's compliance with the aforementioned internal procedures.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement,  of the Soldering and Assembly Services Procedure with Nistec Ltd.”

Vote Required

The approval of this Item No. 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

7.             APPROVAL OF TERMS AND CONDITIONS FOR SHARING EXPENSES WITH NISTEC

The Company is part of the Nistec Group. The Company has identified certain third party transactions where cooperation with Nistec could result in benefits derived from economy of scale. In particular, welfare activities for employees, marketing services and insurance.

The Board of Directors proposes the following general framework, terms, procedures and restrictions under which Company may jointly bear certain costs with Nistec. In all cases, the services will be purchased from third parties that are unrelated to Nistec or its controlling shareholder.

•
Employees Social Activities - the Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

•
Marketing Activities - the Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

•
Insurance Expenditures - the Company may share with Nistec in the costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec reduces the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in proportions indicated by the insurer for each of the Company and Nistec, had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

The Board of Directors of the Company has determined that the total expenses of the Company related to employees' social activities, marketing activities and insurance, or in each type of the aforementioned activities in the aggregate, and the costs to the Company arising from a single transaction in connection therewith will not exceed 1% of Eltek's expenses (excluding expenses for the purchase of raw materials) in the year preceding the engagement. These procedures will be effective for three (3) years following their approval by the shareholders of the Company.

The Company's Audit Committee approved the terms and conditions for sharing expenses with Nistec, as described herein, and it will annually review the Company's compliance with the aforementioned internal procedures.

The Board has determined that the aforementioned general engagement terms, procedures and restrictions for the entry of the Company into joint expenses with Nistec were established in good faith, are similar to those employed in arm's length transactions and that expected profit level from these engagement is reasonable and acceptable within the Company's activities.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to ratify and approve the general framework, terms, procedures and restrictions under which Company shall jointly bear with Nistec Ltd. certain expenses related to employee's welfare activities, marketing activities, or insurance with third party suppliers.”

Vote Required

The approval of this Item No. 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

8.             REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2015, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have served as our principal independent registered public accounting firm since October 2014. Somekh Chaikin, a member firm of KPMG International, served as our independent registered public accounting firm prior to the appointment of Kost Forer Gabbay & Kasierer.

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$70,000	82%	$108,000	96%
Tax Fees (2)	$3,000	4%	$5,000	4%
All other fees(3)	$12,000	14%
Total	$85,000	100%	$113,000	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd. be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

9.             REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

 At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014 will be presented for review. On April 2, 2015, the Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

IV.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

September, 2015